UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Greenbrier Companies, Inc.

(Name of Issuer)

Common Stock, Without Par Value

(Title of Class of Securities)

393657101

(Cusip Number)

Robert W. Shank One Centerpointe Drive, Suite 200 Lake Oswego, OR 97035 (503) 684-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393657101

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): William A. Furman
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,830,000
	8.	Shared Voting Power: N/A
	9.	Sole Dispositive Power: 1,830,000
	10.	Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,830,000 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.3%
14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment “) amends and supplements, as set forth below, the information contained in Items 4 and 5 of the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on April 24, 2009 (the “Initial Schedule 13D”). All capitalized terms contained herein but not otherwise defined have the meanings set forth in the Initial Schedule 13D.

This Amendment reports a greater than 1% decrease in the percentage of outstanding Shares beneficially owned by the Reporting Person, primarily as a result of the dilutive effect of the issuance of additional Shares by the Issuer, and also reports an increase in the total number of Shares beneficially owned by the Reporting Person, as a result of compensatory restricted stock awards and open market purchases of the Shares by the Reporting Person, as described in Item 5, below.

Item 4.	Purpose of the transaction:

Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Person acquired the Shares for investment purposes, and other than the Reporting Person’s activities as President and Chief Executive officer of the Company and as a member of its Board of Directors, the Reporting Person does not have any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) – (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals regarding the Issuer or his investment in the Issuer.

Item 5.	Interest in Securities of the Issuer:

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) Based upon the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2011, there were 25,158,700 Shares issued and outstanding on June 28, 2011. The 1,830,000 Shares beneficially owned by the Reporting Person as of the date hereof represent approximately 7.3% of the outstanding Shares.

(b) The Reporting Person has the power to vote or to direct the vote of and the power to dispose or direct the disposition of all of the Shares of which he is the beneficial owner.

(c) Attached as Schedule 1 hereto, which Schedule is incorporated herein by reference, is a list of the transactions in the Shares effected by the Reporting Person since the filing of the Initial Schedule 13D. Also included in Schedule 1 is the increase in the aggregate number of Shares outstanding reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended May 31, 2010, which resulted in a decrease in the percentage of outstanding Shares beneficially owned by the Reporting Person of more than 1%.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Schedule 13D as beneficially owned by the Reporting Person.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2011

/s/ William A. Furman
William A. Furman

Schedule 1

Transactions in Shares

Date	Nature of Event	Number of Shares Acquired (Disposed of) / Increase in Shares Outstanding*	Price per Share: Weighted Average / Range* ($)	% Ownership of Outstanding Shares
4/30/2009	Partial rescission of restricted stock award	(100,000)	0.0000	8.7%(1)
5/1/2009	Restricted stock award	100,000	0.0000	9.3%(1)
7/10/2009	Open market purchase	4,800	5.9715 / 5.9100 – 6.0000	9.1%(2)
7/13/2009	Open market purchase	6,820	6.3578 / 6.1500 – 6.5000	9.1%(2)
7/14/2009	Open market purchase	6,700	7.0472 / 6.9120 – 7.2500	9.2%(2)
7/15/2009	Open market purchase	10,000	7.7883 / 7.7800 – 7.8300	9.2%(2)
7/17/2009	Open market purchase	18,300	8.4408 / 8.0200 – 9.0000	9.3%(2)
7/17/2009	Open market purchase	3,380	9.2280 / 9.0600 – 9.3500	9.4%(2)
8/6/2009	Open market purchase	20,256	10.2931 / 10.2200 – 10.3000	9.5%(2)
8/7/2009	Open market purchase	9,744	11.7720 / 11.5250 – 12.1500	9.5%(2)
2/5/2010	Open market purchase	4,200	7.5982 / NA	9.6%(3)
2/9/2010	Open market purchase	10,800	8.5000 / NA	9.6%(3)

(1)	Calculated on the basis of 16,713,984 Shares outstanding on March 28, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2009
(2)	Calculated on the basis of 17,094,234 Shares outstanding on June 26, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009
(3)	Calculated on the basis of 17,083,234 Shares outstanding on December 29, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2009

Schedule 1 – Page 1

7/9/2010	Issuer files Quarterly Report on Form 10-Q disclosing increase in Shares outstanding	4,736,760 (increase in Shares outstanding)	NA / NA	7.5%(4)
5/5/2011	Open market purchase	25,000	25.2500 / 25.0400 – 25.6100	6.7%(5)
5/25/2011	Restricted stock award	30,000	0.0000	6.8%(5)
7/6/2011	Restricted stock award	30,000	0.0000	6.9%(6)
8/8/11	Open market purchase	50,000	13.0596 / 12.6600 – 13.4100	7.1%(6)
8/11/11	Open market purchase	50,000	14.9292 / 14.7600 – 15.0000	7.3%(6)

(4)	Calculated on the basis of 21,872,320 Shares outstanding on June 29, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2010
(5)	Calculated on the basis of 24,909,200 Shares outstanding on March 30, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2011
(6)	Calculated on the basis of 25,158,700 Shares outstanding on June 28, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2011
*	The number of Shares reported for open market purchases represents an aggregate number of Shares purchased in multiple open market transactions executed by a broker-dealer over a range of prices (except the open market purchases executed on February 2, 2010 and February 9, 2010, which were single transactions). The price per Share reported represents the weighted average price and the price range for such transactions. The Reporting Person undertakes to provide the staff of the SEC upon request, the number of Shares purchased by the Reporting Person at each separate price within the range.

Schedule 1 – Page 2